Mail Stop 4561

December 23, 2008

Ms. May Wu
Chief Financial Officer
Home Inns & Hotels Management Inc.
No. 124 Cao Bao Road, Xu Hui District
Shanghai, People's Republic of China, 200235

> **Re:** **Home Inns & Hotels Management Inc.**
> **Form 20-F for the year ended December 31, 2007**
> **File No. 1-33082**

Dear Ms. Wu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2007

Item 4. Information on the Company

A. History and Development of the Company

Recent Developments, page 19

1. We refer to your discussion in note 6 to the consolidated financial statements on page F-23 regarding your acquisition of Beijing Muidong Milinde Investment Management Co. Ltd. Please tell us why you did not discuss this acquisition in the body of your annual report.

Financial Statements of Home Inns & Hotels Management Inc.

2. Accounting Policies

h. Consumables

2. Please tell us and disclose the type of costs you have capitalized as consumables related to your leased-and-operated hotels and tell us your basis in GAAP for capitalizing and for amortizing such amounts in light of the fact that you have determined that such items have useful lives of one year or less. Additionally, please provide similar information in regards to Top Star and explain why Top Star leased-and-operated hotel costs—consumables, food and beverage amounted to only $1.7 RMB for the entire year ended December 31, 2006 when the amount of consumables capitalized on the balance sheet as of December 31, 2006 totaled $6.2 million RMB.

p. Deferred Revenue

3. Please tell us and disclose the revenue recognition policy in regards to the membership fees collected. We note your policy for recognition of inactive members. In your response, indicate the terms of these paid memberships including the duration period and expiration terms of a membership and whether you allow any members to receive a refund of their membership fee. Additionally, please tell us how your policies for revenue recognition of one-time membership fees are consistent with the guidance in Staff Accounting Bulletin No. 104.

9. Convertible Bond, page F-28

4. Please tell us how you reached the conclusion that the conversion features on your December 2007 bond issuance should not be bifurcated under SFAS 133.

Additionally, indicate whether or not it is possible that an indeterminate number of ordinary shares would be required to be issued upon conversion if your ordinary shares were to decrease in value to an insignificant price per share.

Exhibits 12.1 and 12.2

5. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.   Please contact Kristina Aberg, Staff Attorney, at (202) 551-3404 or Tom Kluck, Branch Chief, at (202) 551-3233 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief